UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Crossing Airlines Group Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

37960G401
(CUSIP Number)

Axar Capital Management L.P.
402 W 13th Street, Floor 5
New York, NY 10014
(212) 356-6130
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37960G401	SCHEDULE 13D	Page 2 of 7 pages
1	NAMES OF REPORTING PERSONS
Axar Capital Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,195,451 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,195,451 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,195,451 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
This amount consists of 5,195,451 shares of Common Stock (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined herein) held directly by the Axar Vehicles (as defined herein).

(2)
This percentage is based on a total of 40,243,641 shares of Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, plus 5,195,451 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 3 of 7 pages
1	NAMES OF REPORTING PERSONS
Axar GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,195,451 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,195,451 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,195,451 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount consists of 5,195,451 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants held directly by the Axar Vehicles.
(2)
This percentage is based on a total of 40,243,641 shares of Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s registration statement on Form S-1 filed with the SEC on December 22, 2023, plus 5,195,451 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 4 of 7 pages
1	NAMES OF REPORTING PERSONS
Andrew Axelrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,195,451 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,195,451 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,195,451 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount consists of 5,195,451 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants held directly by the Axar Vehicles.
(2)
This percentage is based on a total of 40,243,641 shares of Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s registration statement on Form S-1 filed with the SEC on December 22, 2023, plus 5,195,451 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 5 of 7 pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2023, (the “Initial Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Global Crossing Airlines Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 21, 2023, the Issuer, GCA, the Guarantors and certain of the Axar Vehicles entered into a subscription agreement (the “Second Subscription Agreement”), pursuant to which certain Axar Vehicles purchased (i) additional Notes in the principal amount of $5 million (the “Additional Notes”), for an aggregate purchase price equal to 98.25% of the original principal amount, and (ii) 1,428,736 Warrants. The Issuer then used the net proceeds from the sale of the Additional Notes to repurchase $4.316 million principal amount of Notes from the Axar Vehicles. As a result, the Issuer also cancelled 1,233,285 Warrants from the Axar Vehicles that were originally issued to the Axar Vehicles on August 2, 2023, as reported in the Initial Schedule 13D.

The Second Subscription Agreement contains customary representations, warranties and agreements by the Issuer and GCA and customary indemnification obligations of the Issuer, GCA and the Axar Vehicles.

The foregoing summary of the Second Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Subscription Agreement, which is attached hereto as an exhibit to this Amendment No. 1 and is incorporated by reference herein.

The Issuer, the Guarantors and U.S. Bank Trust Company, National Association, as trustee and as collateral agent, entered into a third supplemental indenture with respect to the Additional Notes (the “Third Supplemental Indenture”). The terms of the Additional Notes include, but are not limited to: (i) a 6-year term and maturity date of August 2, 2029; (ii) the Additional Notes will bear interest at a fixed rate of 15% per annum and include an upfront fee equal to 1.75% of the principal payment; (iii) the Issuer will be permitted to prepay all (but not less than all) of the Additional Notes as follows beginning on August 2, 2025, subject to a premium set forth below; and (iv) each of the Issuer’s material subsidiaries will guarantee the Additional Notes. The Issuer may repay or redeem the Additional Notes at its option, in whole or in part, at any time for an amount equal to the principal balance thereof, accrued and unpaid interest thereon and, if applicable, a premium calculated pursuant to the terms of the Third Supplemental Indenture, a copy of which was filed as Exhibit 4.3 to the Issuer’s current report on Form 8-K/A filed with the SEC on December 26, 2023. All interest payable in connection with the redemption of any Additional Notes is payable in cash.

As reported in the Initial Schedule 13D, each Warrant is immediately exercisable at any time at the option of the holder for one share of Common Stock at an exercise price of $1.00 per share and will expire June 30, 2030. The holder of the Warrant may, in its sole discretion, exercise the Warrant on a cashless basis.

The foregoing summary of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Common Stock Warrant, which is attached as Exhibit 3 to the Initial Schedule 13D and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5(a)-(d) of the Schedule 13D is hereby amended and supplemented as follows:

(a) The percentages used in this Schedule 13D are calculated based on a total of 40,243,641 shares of Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s registration statement on Form S-1 filed with the SEC on December 22, 2023, plus 5,195,451 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 6 of 7 pages
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The response to Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as set forth in this Amendment No. 1, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past sixty days.

(d) The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the exhibit set forth below:

Exhibit 5:	Second Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K/A filed with the SEC on December 26, 2023).

CUSIP No: 37960G401	SCHEDULE 13D	Page 7 of 7 pages
SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2023

AXAR CAPITAL MANAGEMENT L.P.

By: Axar GP, LLC, its General Partner

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).